EXHIBIT 99.27
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[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]



                                  PRESS RELEASE
                                 MARCH 22, 2004
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION


Vermilion Energy Trust (the "Trust") (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on April 15, 2004 to all unitholders of record on March 31, 2004. The ex-distribution date for this payment is March 29, 2004. This will be the Trust's 14th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

The Trust is an international energy trust that benefits from geographically diverse production. Currently 70% of production volumes come from high quality oil and gas reserves in Canada. Upon completion of our recently announced acquisition in the Netherlands, approximately 45% of our production will be in Western Europe. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com